Exhibit 99.1

Gold Royalty REACHES MILESTONE 250th asset AND PROVIDES AN UPDATE ON SELECTED PORTFOLIO ASSETS

Vancouver, British Columbia – October 1, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that it recently added the 250th asset to its portfolio with the sale of the Spanish Moon Project (“Spanish Moon”) to Kinross Gold Corporation (“Kinross”), retaining a 3% net smelter return royalty (“NSR”). Spanish Moon, an early-stage exploration project, is proximate to Kinross’ Round Mountain Mine in Nevada, USA, a Tier 1 jurisdiction in which Gold Royalty already has a strong concentration of assets.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “The impressive growth that we have achieved, from 18 royalties at our March 2021 IPO to 250 royalties and streams today comes from our four unique pillars of growth, each contributing to our portfolio throughout the company’s history. We have provided royalty or stream financing directly to operators, we have purchased royalty and stream assets through third parties such as mining companies and prospectors, we have acquired established royalty companies including Ely Gold, Golden Valley, and Abitibi Royalties, and our prospecting team generates royalties in-house through our royalty generator model.

Today we want to highlight our royalty generator model, as it has created our milestone 250th asset – at minimal cost to Gold Royalty. Our diversified portfolio provides peer-leading revenue growth, including the expected 367% gold equivalent ounce (“GEO”) growth by 2029* and long-dated optionality into the next decade and beyond.”

Gold Royalty’s generator model has generated 51 royalties since the acquisition of Ely Gold Royalties Inc. in 2021. We currently have 36 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continues to incur low operating costs with minimal expenditure on maintaining the underlying mineral interests in the first half of 2025.

Asset Updates

Gold Royalty is also pleased with recent positive progress from operating companies on assets on which it holds royalties or streams:

●	Borborema (2% NSR) – On September 23, 2025, Aura Minerals announced commercial production at Borborema. It also disclosed that the Borborema mill is operating above 80% of design capacity and gold recoveries are consistently above 90%.

●	County Line (3% NSR) – Fortitude Gold announced on September 30, 2025 that it received all approvals from the Bureau of Land Management and the Nevada Division of Environmental Protection to construct and operate the County Line open pit gold project, a brownfield expansion of the operating Isabella Pearl mine. Gold Royalty’s County Line royalty claims were also initially generated through its successful generator model.

●	Granite Creek (10% NPI) – i-80 Gold disclosed six holes from its infill drill program on September 10, 2025. Drill results continue to show robust high-grade mineralization throughout the South Pacific Zone and suggest that the deposit has the potential to expand to the north and at depth. This program aims to convert mineral resources from inferred to indicated category and form the basis for the upcoming Granite Creek Underground feasibility study, planned for completion in the first quarter of 2026.

●	Tonopah West (3% NSR) – Blackrock Silver announced an updated mineral resource estimate for the Tonopah West project on September 8, 2025 including estimates of 1.33 Mt grading 493 g/t AgEq for 21.1 Moz silver equivalent contained in indicated resources, and 5.14 Mt grading 525.9 g/t AgEq for 86.88 Moz silver equivalent contained in inferred resources. It stated that silver and gold mineralization at Tonopah West remains open to the northwest, east and internally between the main bodies of mineralization, and at depth.

●	Vareš (100% copper stream): DPM Metals (formerly Dundee Precious Metals) announced the completion of its previously-announced acquisition of Adriatic Metals Plc, previous operator of the Vareš mine, on September 3, 2025. DPM disclosed that it will leverage its expertise in underground mining, its regional presence, successful track record of operations, optimization and project management, and its strong financial position to further optimize and realize Vareš’ full potential.

* See press release dated March 20, 2025 for further information. Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by average gold prices for the applicable period. Total GEOs and Total Revenue, Land Agreement Proceeds and Interest are Non-IFRS measures, which do not have any standardized meaning prescribed by International Financial Reporting Standards. For further information please see the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2025.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including those referenced herein. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Outlooks presented herein are including forecasted GEOs, is based on the public forecasts, expected development timelines and other disclosure by the owners and operators of the properties underlying our interests and our assessment thereof.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future GEOs, statements regarding the Company’s strategy and business plan, and expectations regarding the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof their timing and ability to achieve production; and expectations regarding the Company’s growth and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.